UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File No.
Washington, D.C. 20549	333-107002
CUSIP No.
56176Q 10 2
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
MANAS PETROLEUM CORPORATION
Full Name of Registrant
N/A
Former Name if Applicable
Bahnhofstrasse 9
Address of Principal Executive Office (Street and Number)
6341 Baar, Switzerland
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Our company’s management was unable to obtain the business information necessary to complete the preparation of our annual financial statements for the period ended December 31, 2008 and to complete the audit of these financial statements by our company’s auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay, we are unable to file our annual report on Form 10-K within the prescribed time period without unreasonable effort or expense. We expect to file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Erik Herlyn	+41 (44) 718 10 30
	Name	Area Code Telephone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The amount of our losses has increased significantly in the year ended December 31, 2008, as compared to the losses incurred during the year ended December 31, 2007.

MANAS PETROLEUM CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2009	By:	/s/ Erik Herlyn
Erik Herlyn
Chief Executive Officer, Interim Chief Financial Officer